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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)*

                           PEMCO AVIATION GROUP, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    740330105

                                 (CUSIP Number)

                               Emanuel S. Cherney
                                Kaye Scholer LLP

                                 425 Park Avenue
                          New York, New York 10022-3598
                                 (212) 836-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 6, 2002
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  740330105          13D                              PAGE 2 OF 6 PAGES


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS:  Matthew L. Gold
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):



________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

________________________________________________________________________________
               7.   SOLE VOTING POWER
                    274,951
  NUMBER OF

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY        None

  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER
                    274,951
  REPORTING

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH            None


________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     274,951


________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3%


________________________________________________________________________________
14.  TYPE OF REPORTING PERSON*
     IN


________________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT



                                   Page 2 of 6
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                         AMENDMENT NO. 5 TO SCHEDULE 13D

      This statement amends the Schedule 13D dated March 16, 1987, as amended by Amendment No. 1 dated July 7, 1993, Amendment No. 2 dated January 10, 1996, Amendment No. 3 dated February 8, 1999, and Amendment No. 4 dated September 7, 1999 (the "Schedule 13D"), relating to the common stock, $0.0001 par value (the "Common Stock"), of Pemco Aviation Group, Inc., a Colorado corporation (the "Company"). Notwithstanding this Amendment No. 5, the Schedule 13D speaks as of its date.

      1. Item 1 of the Schedule 13D, "Security and Issuer," is hereby amended and restated in its entirety to read as follows:

         $0.0001 par value Common Stock of Pemco Aviation Group, Inc., 1943 North 50th Street, Birmingham, AL 35212

      2. Paragraphs (b) and (c) of Item 2 of the Schedule 13D, "Identity and Background," are hereby amended and restated in its entirety to read as follows:

         (b) Business Address:

                  Conquer Creek Investment Partners, LLLP
                  P.O. Box 142
                  Granby, Colorado 80446

         (c) Principal Occupation:

                  Private Investment

      3. Item 4 of the Schedule 13D, "Purpose of Transaction," is hereby amended by adding the following paragraphs:

      "Pursuant to that certain Agreement and Plan of Merger (the "Plan of Merger") made and entered into as of April 20, 2000, between Precision Standard, Inc., a Colorado corporation ("Precision Standard"), and the Company, Precision Standard was merged with and into the Company. The Plan of Merger was effectuated in order to change the domicile of Precision Standard from the state of Colorado to the state of Delaware. Each of Mr. Gold's shares of common stock, par value $0.0001, of Precision Standard were exchanged, on a one-for-one basis, for shares of Common Stock of the Company. The Plan of Merger was previously filed as Exhibit 10.1 to the Form 10-Q filed with the Securities and Exchange Commission by the Company on July 31, 2000, Commission File No. 000-13829.


      On November 6, 2002, TCO/PSI, LLC, a Delaware limited liability company ("TCO/PSI") was dissolved (the "TCO/PSI Liquidation") pursuant to Action of the Members of TCO/PSI, LLC Taken Without a Meeting by Written Consent, dated as of November 6, 2002


                                  Page 3 of 6
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(the "Written Consent to Dissolve TCO/PSI"). TCO/PSI's assets consisted of 1,026,909 shares of Common Stock. In connection with the TCO/PSI Liquidation, Mr. Gold received 700,000 shares of Common Stock (the "Liquidation Shares") in consideration of the dissolution of his membership interest in TCO/PSI.

      On November 6, 2002, immediately following the TCO/PSI Liquidation, Mr. Gold, Massachusetts Mutual Life Insurance Company, a Massachusetts mutual life insurance Company ("MassMutual"), TSCP Selective, L.P., a Delaware limited partnership ("TSCP"), and Tower Square Capital Partners, L.P., a Delaware limited partnership ("Tower Square," and together with MassMutual and TSCP, the "Buyers") entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), pursuant to which the Buyers purchased the Liquidation Shares from Mr. Gold for an aggregate amount equal to $14,500,000 in cash.

      The purpose of the foregoing transactions was for Mr. Gold to relinquish a portion of his equity interest in the Company in favor of the Buyers."

      4. Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is hereby amended and restated to read in its entirety as follows:

      "(a) As of March 31, 2002, Mr. Gold beneficially owned 1,301,859 shares of Common Stock or approximately 30.0% of the outstanding shares of Common Stock (based on the information reported on April 16, 2002 in the Company's definitive proxy statement). This total included 1,026,908 shares owned by TCO/PSI and options to purchase 274,951 shares of Common Stock that were exercisable within 60 days of March 31, 2002. As of November 6, 2002: (i) immediately following the TCO/PSI Liquidation, Mr. Gold beneficially owned 974,951 shares of Common Stock or approximately 22.3% of the outstanding shares of Common Stock (based on the information reported on April 16, 2002 in the Company's definitive proxy statement); this total included 700,000 shares of Common Stock received in connection with the TCO/PSI Liquidation and options to purchase 274,951 shares of Common Stock that are exercisable within 60 days of November 6, 2002; and
(ii) immediately following the consummation of the transaction contemplated by the Stock Purchase Agreement, Mr. Gold beneficially owned 274,951 shares of Common Stock or approximately 6.3% of the outstanding shares of Common Stock (based on the information reported on April 16, 2002 in the Company's definitive proxy statement); this total consists solely of options to purchase 274,951 shares of Common Stock that are exercisable within 60 days of November 6, 2002.

      (b) Mr. Gold may be deemed to have sole voting and dispositive power with respect to 274,951 shares of Common Stock issuable upon the exercise of options.

      (c) Except for the transactions referred to in Item 4, Mr. Gold has not effected any transaction in the shares of Common Stock within the past 60 days.

      (d) Not applicable.


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      (e) Not applicable."

      5. Item 6 of Schedule 13D, "Contracts, Arrangements, Understandings or Relations with Respect to the Issuer," is hereby amended by adding the following paragraph:

            "See Item 4 for a description of the Plan of Merger, the Written Consent to Dissolve TSO/PSI and the Stock Purchase Agreement."

      6. Item 7 of Schedule 13D, "Material to be Filed as Exhibits," is hereby amended by adding the following exhibits:

             "Written Consent (see item 4)
             Stock Purchase Agreement (see item 4)"


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 11, 2002


                                                     By: /s/ Matthew L. Gold
                                                         --------------------
                                                         Matthew L. Gold


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